

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2011

Via E-mail
Edward J. DiMaria
Senior Vice President-Chief Financial Officer
Bankrate, Inc.
11760 U.S. Highway One, Suite 200
North Palm Beach, Florida 33408

> **Re: Bankrate, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 18, 2011**
> **File No. 333-173550**

Dear Mr. DiMaria:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

Interests of Related Persons, page 5

1. We note your response to comment 7 in our letter dated May 12, 2011. Please briefly describe in the fifth paragraph the conversion terms of the securities, including the amount to be paid in connection with the increased preference associated with the Holdings Preferred Shares, as described in "Certain Relationships and Related Party Transactions—The 2010 Recapitalization."

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 40

2. Your response to comment 14 in our letter dated May 12, 2011 notes the amount of transaction costs "recorded subsequent to June 30, 2010 but prior to each respective acquisition date." As previously requested, please tell us whether the acquired companies

"incurred" any acquisition costs prior to the execution of the respective merger agreements. In this regard, please clarify whether there were any costs incurred prior to June 30, 2010 but not recorded until after June 30, 2010.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50

3. Please revise to insert a solid black bold line between the financial information of the predecessor and successor in the tabular disclosures throughout the filing.

Business, page 76

Customers, page 85

4. Please identify by name your largest customer that accounted for 12% of total revenue for the three months ended March 31, 2011 and any other customer that accounted for at least 10% of total revenue for such period. Please also disclose any relationship that such customer has with you. See Item 101(c)(1)(vii) of Regulation S-K.

Management, page 90

Executive Officers and Directors, page 90

5. Please file the consents of each of Richard J. Pinola and James Tieng to being named in the prospectus. See Securities Act Rule 438.

Compensation Discussion and Analysis, page 95

Long-Term Incentive Compensation, page 98

Class B Purchase Agreements, page 98

6. Please clarify what you mean by "for purchases of repurchase" in the last sentence of the fifth paragraph.

Summary Compensation Table for the Fiscal Years Ended December 31, 2008, 2009, and 2010, page 108

7. Please discuss in "—2010 Named Executive Officer Compensation" the $25,000 bonus received by Michael J. Ricciardelli in your 2010 fiscal year, including the achievements upon which such bonus was based. See Item 402(b)(1)(v) of Regulation S-K.

Payments upon Termination and Change of Control, page 111

8. We note that your named executive officers are entitled to receive an accrued bonus through the effective date of their termination in the event of a resignation, involuntary termination not for cause and involuntary termination for cause. Please disclose in the table the amount of bonus payable to each named executive officer assuming a hypothetical termination of employment on December 31, 2010. See Item 402(j)(2) of Regulation S-K.

Principal and Selling Stockholders, page 115

9. We note your response to comment 37 in our letter dated May 12, 2011. Please disclose in footnote (2) the natural person(s) who have voting or investment power over the entities that advise and manage Apax VII Funds and accordingly, are deemed to have voting or investment power over Ben Holding S.à.r.l. For further guidance, please consider Question 240.04 in our Regulation S-K Compliance and Disclosure Interpretations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Brigitte Lippmann   for

H. Christopher Owings
Assistant Director

cc: Benjamin M. Roth
      Wachtell, Lipton, Rosen & Katz